P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

January 14, 2014

VIA EDGAR

Ms. Karen Rossotto and Mr. Jeffrey Long

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File No. 333-192627) (the “Registrant”)

Dear Ms. Rossotto and Mr. Long,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its registration statement on Form N-14 relating to the proposed reorganization of The Torray Resolute Fund, a series of The Torray Fund, into Transamerica Concentrated Growth, a series of the Registrant (the “Registration Statement”).

The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 488 under the Securities Act on December 2, 2013 (Accession Number 0001193125-13-459192). The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of St. Petersburg and the State of Florida, on the 14th day of January, 2014.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary